UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 17, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Board of Directors renewal	2

EXHIBIT 1

G.G. 2005 / 122	Santiago, April 20th, 2005

Rol. S.V.S. N 4272

Mr. Alejandro Ferreiro Yazigi

Superintendent of Insurance and Securities

Ref: Informs appointment of the President of AES Gener S.A.

________________________________________________________________________________

Dear Sir:

We hereby inform you that the Board of Directors of AES Gener S.A., at an Extraordinary Meeting held on April 19, 2005, appointed Mr. John Ruggirello as Chairman of the Board of Directors and of the Company, in accordance with that stated in Article 39 of the Corporations Rules and in Article 15 of the By-laws.

his notice is given in accordance with Article 68 of Security Exchange Law N. 18.045 and with that stated in Section II, N. 2.3, letter C of General Rule N. 30 of said Superintendency of Insurance and Securities.

Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 17, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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